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                                                                    EXHIBIT 20.1
                                                                   PRESS RELEASE

PRESS CONTACTS:                              INVESTOR RELATIONS CONTACTS:
Robyn Jenkins                                Blair Christie
Cisco Systems, Inc.                          Cisco Systems, Inc.
(408) 853-9848                               (408) 525-4856
rojenkin@cisco.com                           blchrist@cisco.com

INDUSTRY ANALYST RELATIONS:
Dora Ferrell
Cisco Systems, Inc.
(408) 527-4202
dferrell@cisco.com

CISCO SYSTEMS TO ACQUIRE AURORANETICS

ADVANCED SILICON TECHNOLOGY OPTIMIZES DATA TRAFFIC IN METROPOLITAN NETWORKS

SAN JOSE, Calif., July 11, 2000 - Cisco Systems, Inc., today announced a definitive agreement to acquire privately held AuroraNetics, Inc. of San Jose, California. AuroraNetics is a developer of 10 gigabits per second (Gbps) silicon technology for metropolitan fiber networks. The acquisition of AuroraNetics enhances Cisco's development of innovative high-end routing technologies designed to address the rapid growth of data traffic in the metropolitan network environment

Under the terms of the agreement, Cisco common stock worth an aggregate value of up to $150 million will be exchanged for all outstanding shares of AuroraNetics. This acquisition will be accounted for as a purchase and is expected to close in the first quarter of Cisco's fiscal year 2002. In connection with the acquisition, Cisco expects a one-time charge for purchased in-process research and development expenses not to exceed $0.01 per share. The acquisition has been approved by the board of directors of each company and is subject to various closing conditions.

AuroraNetics' silicon technology is used in data-optimized fiber rings known as Resilient Packet Rings (RPR). RPR offers service providers the ability to create high-speed metropolitan networks that efficiently transport significant amounts of IP and other data, including Ethernet. Additionally, RPR provides Cisco customers with the intelligence of an IP network combined with the redundancy benefits of traditional SONET networks. RPR ensures that IP traffic travelling on fiber rings can be quickly restored in the event of a fiber cut, greatly reducing potential loss of service.

Advancing Cisco's integrated IP and optical networking solutions, Cisco developed an innovative new product technology called Dynamic Packet Transport
(DPT). Cisco DPT is the first and most broadly deployed pre-standard implementation of RPR in the industry. Cisco DPT


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is based on the open Spatial Reuse Protocol (SRP) and combines the intelligence of IP routing with fiber ring architecture to enable an efficient and reliable way to send data between locations. AuroraNetics' silicon technology for RPR uses SRP and complements Cisco's DPT products by enabling the technology to scale from the current 2.5Gbps up to 10Gbps.

Cisco plans to license AuroraNetics' silicon design to companies interested in producing and participating in the development of 10Gbps SRP RPR-based solutions. Licensing AuroraNetics' design augments Cisco's existing licensing of 2.5Gbps SRP silicon and will help accelerate industry availability of 10Gbps RPR products.

AuroraNetics was founded in 2000 in San Jose, California. AuroraNetics' 52 employees led by AuroraNetics CEO, Nader Vasseghi, bring additional silicon expertise and will join Cisco's Public Carrier IP Services Group, Service Provider Line of Business, led by Roland Acra, vice president and general manager.

ABOUT CISCO SYSTEMS

Cisco Systems, Inc. (NASDAQ: CSCO) is the worldwide leader in networking for the Internet. News and information are available at www.cisco.com/news.

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